From: Marcus Hudson mdhudson1@yahoo.com

Sent: Friday, April 10, 2015 7:07 AM

To: Terence Seikel; terence.seikel@tecumseh.com

Subject: Tecumseh Products Company

Mr. Seikel,

I wanted to communicate this informally, but given the upcoming Board meeting on Friday and our inability to talk via phone, I wanted to summarize my issues expeditiously. As one of the largest non-institutional shareholders, I am writing to express my continued frustration over this Board’s unwillingness to begin a sell process for Tecumseh Products Company (the “Company”). With U.S. cash running on fumes, it is clear that the Company is in dire need of capital and that seeking financing from tier II banks like Little John would likely be dilutive for shareholders. Further, the Company may now be under investigation by various governmental agencies. Though disclosure of an investigation is not required (though I would suggest it giving the facts of the case), information leaks from the Company suggest that it’s just a matter of time before this issue becomes public which will lead to further deterioration of shareholder value. I also assume, given my knowledge of the facts of the situation and conclusion reached by the Audit Committee, that this may lead to a substantial fine for the Company and / or significant legal cost in preparing for and defending legal action by the government; cash the Company can barely afford to lose and a distraction the Company can barely afford to have. This latest episode is the last in a long line of questionable decisions, from surreptitious behavior to poor business judgment, that the Board has made which, in my opinion, contributed significantly to the 68% decline in shareholder value since April of 2013, and, in my opinion, crossed the threshold for violating fiduciary duty. I have a litany of examples including the improper dealings between a director and major shareholder, ill-advised hiring of a CRO (where’s the restructuring plan?), the continued placement of high level workers with no practical HVAC experience, improper share purchases, the overlooking of offers for certain parts of the Tecumseh business, and the considering of dilutive debt; if need be, I will provide an expanded list.

The short Is the Company has no plan and is currently overanalyzing its potential options; over analysis has been a problem historically and seemingly continues to be an issue. Additionally, the Company is facing increased production issues in Brazil and India and delays with certain key products. You are likely currently paying hundreds of thousands to two investment banks and are no closer to a solution than you were a year ago; this was predictable. The strategies I have seen thus far do not address the direction of the market and most certainly, in my opinion, will not provide incremental volume or value. It is clear that the Company lacks anyone who holistically understands the micro and macroeconomics between the products, the customers, and the countries in which they operate – this continues to lead to forecast that belie common economic sense. The fact of the matter is the Company needs an inordinate amount of capital and, from my perspective, this Board continues to gamble shareholder equity looking for a silver bullet. The ignoring of a cash offer that is 80% above market and 55% above both the 90 day and 180 day averages defies logic. If there is another cash offer which exceeds that initial amount; then I stand corrected and offer my apologies. However, to be clear, I, as a shareholder:

· Cannot support a plan which posits a significant increase in product sales with the current product roadmap. I know, a priori, the sales forecast does not make sense given Tecumseh’s product lineup, competitive product introductions and Tecumseh’s manufacturing capability which, as I have stated previously in the past, is far behind that of its competitors. The Company has had a steady decline in volume and will have another yet again this quarter. Given the Company’s sudden interest in BTU / weight analysis, I have attached a competitive map below which illustrates Tecumseh’s position vis-à-vis Embraco and SECOP considering sound, costs, and efficiency at operating conditions (not rating conditions) for mini, midi, and medium compressors. This data was developed analytically and validated anecdotally at trade shows. The post new product development introduction map looks almost the exact same; in fact, given upcoming competitor releases it gets worse. Add the fact that the Company has no imminent rotary, save hopes of technology transfer from a partner, or non-reciprocating alternative strategy and its inability to meet the tolerances of its competitors then the competitive picture gets worse.

· Do not want to see individual major pieces of the business sold unless it’s part of a larger liquidation plan; the execution risk and synergy loss is to great.

· Consider the building of any incremental capacity absolutely ridiculous. The economics didn’t make sense last year and they do not make economic sense now; especially in light of the macro-economic environment.

· Am cognizant, and I hope the Board is too, that there is a cost of equity. Even if the Company achieved a 30% return on its stock price for the next 4 years, which would place it at slightly over $8 per share, the current value to shareholders would be less than $4 per share given the Company’s risk profile and related cost of equity of companies with similar risk. Doing the same math over a three year period yields a 42% annual return and a current value of less than $5 per share.

Three years ago, the answer was to sell the Company. Last year, the answer was to sell the Company. Today, the answer is to sell the Company. During a 2014 first quarter Board meeting, I suggested that “…the Company was out of spit” and that selling the Company was likely the right course of action – the response was, and I paraphrase, ‘we tried that before and no one wanted the Company’ and the Board, much to my dismay, still believed the Company’s issue to be one of back office costs and manufacturing efficiency versus product and a lack of capability; how is that working out for shareholders? Post my departure, Mr. Connor suggested to Mr. Cowger that the Board should try to sell Tecumseh to which he received the reply “…Jim, no one will buy this Company”. So I am at a loss as to how this Board is attempting to maximize shareholder value. The 2012 Board, which you were a part of, was willing to sell the Company at $6.35 / share in part because they realized that Tecumseh, as a public Company, makes little sense and the execution risk associated with a long term restructuring given the changing dynamics in the market are significant. Since then, Tecumseh’s has accrued more debt, the cash benefit of recoverable taxes has declined significantly and its market position has ostensibly become more tenuous despite favorable gains in currency. Against the Board’s expectations, you were gifted with a purchaser willing to pay an abnormal premium to market which would have provided significant value to shareholders and employees, yet the Board refused to act. Frankly, there are several more equity players who are interested in the Company. To be clear, who the Board opts to sell to is none of my concern as long as a process starts and a sale takes place.

This pattern of behavior has left me with little choice but to reaffirm my belief that the Board appears to be violating its fiduciary duty and may not be acting in the best interest of me, other shareholders, or its employees and is willing to subject the equity of shareholders to abnormal risk. At best, the Board has been inconsistent in its assessment of the intrinsic value of Tecumseh and, at worst, unreasonable of the same. Three years ago, I watched as Tecumseh’s Board and a potential suitor “over-negotiated” the deal, destroying shareholder value in the process; approximately $144 million to date given Tecumseh’s risk profile. I will not sit by idly and let the same thing happen again. Frankly, I am running out of patience – I truly would like to avoid a public spectacle; however, the only practical way to resolve this issue amicably is for the Board to do the right thing: start a process to sell the business and let the market dictate value. If the Board continues down its path of what I believe to dilutive for shareholders, I will explore all reasonable courses of action, legal and otherwise, public and private, at my disposal as a shareholder.

Cheers,

Marcus D. Hudson

(734) 386-6513